January 12, 2006
VIA Edgar Correspondence
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE:	Sunrise Senior Living, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 filed March 16, 2005 Form 10-Q for Fiscal Quarter Ended September 30, 2005 File No. 1-16499
Dear Mr. Spirgel:
This letter is to inform you we are still in the process of preparing responses to the comments included in your December 28, 2005 letter. We anticipate providing a written response by Friday January 20, 2006.
If you have any questions or additional comments, please contact me at the number below.
Sincerely yours,
/s/ Bradley B. Rush
Bradley B. Rush
Chief Financial Officer
(703) 744-1890

Cc:	Ivette Leon, Assistant Chief Accountant Christine Bashaw, Staff Accountant